Exhibit 4.2

SUBSCRIPTION AGENT AGREEMENT

This Subscription Agent Agreement (the “Agreement”) is made as of March 7, 2008 between Particle Drilling Technologies, Inc., a Nevada corporation (the “Company”), Computershare, Inc., a Delaware corporation and its fully owned subsidiary Computershare Trust Company, N.A., a federally chartered trust company (collectively, the “Agent” or individually “Computershare” and the “Trust Company”, respectively).

WHEREAS, the Company proposes to make a subscription offer by issuing certificates or other evidences of subscription rights, in the form designated by the Company (the “Subscription Certificates”) to shareholders of record (the “Record Date Shareholders”) of its Common Stock, par value $0.001 per share (“Common Stock”), as of a record date specified by the Company (the “Record Date”), pursuant to which each Record Date Shareholder will have certain rights (the “Rights”) to subscribe for shares of Common Stock, as described in and upon such terms as are set forth in the Prospectus Supplement to be filed by the Company with the Securities and Exchange Commission (the “SEC”) in connection with the subscription offer described herein (the “Prospectus Supplement”), a final copy of which has been or, upon availability will promptly be, delivered to the Agent;

WHEREAS, on or about the date of this Agreement, the Company will enter into an agreement (the “Standby Purchase Agreement”) with one or more existing shareholders (the “Standby Purchasers”), pursuant to which the Standby Purchasers will purchase any shares issuable upon exercise of any unexercised Rights following the allocation of shares of Common Stock to Record Date Shareholders pursuant to the Basic Subscription Privilege (as defined below) and the Over-Subscription Privilege (as defined below); and

WHEREAS, the Company wishes the Agent to perform certain acts on behalf of the Company, and the Agent is willing to so act, in connection with the distribution of the Subscription Certificates and the issuance and exercise of the Rights to subscribe therein set forth, all upon the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the foregoing and of the mutual agreements set forth herein, the parties agree as follows:

1.           Appointment.

The Company hereby appoints the Agent to act as subscription agent in connection with the distribution of Subscription Certificates and the issuance and exercise of the Rights in accordance with the terms set forth in this Agreement, and the Agent hereby accepts such appointment.

2.           Form and Execution of Subscription Certificates.

A.  Each Subscription Certificate shall be irrevocable and non-transferable.  The Agent shall, in its capacity as Transfer Agent of the Company, maintain a register of Subscription Certificates and the holders of record thereof (each of whom shall be deemed a “Shareholder”

hereunder for purposes of determining the rights of holders of Subscription Certificates).  Each Subscription Certificate shall, subject to the provisions thereof, entitle the Shareholder in whose name it is recorded to the following:

(1)  With respect to Record Date Shareholders only, the right to acquire during the subscription period set forth in the Prospectus Supplement (the “Subscription Period”), at the subscription price set forth in the Prospectus Supplement (the “Subscription Price”), a number of shares of Common Stock equal to 0.11025 shares of Common Stock for every one Right (the “Basic Subscription Privilege”); and

(2)  With respect to Record Date Shareholders only, the right to subscribe for additional shares of Common Stock at the Subscription Price, subject to the availability of such shares and to the allotment of such shares as may be available among Record Date Shareholders who exercise Over-Subscription Rights on the basis specified in the Prospectus Supplement; provided, however, that such Record Date Shareholder has exercised in full his or her Basic Subscription Privilege (the “Over-Subscription Privilege”).

3.           Rights and Issuance of Subscription Certificates.

A.  Each Subscription Certificate shall evidence the Rights of the Shareholder therein named to purchase Common Stock upon the terms and conditions therein and herein set forth.

B.  Upon the written advice of the Company, signed by any of its duly authorized officers, as to the Record Date, the Agent shall, from a list of the Company Shareholders as of the Record Date to be prepared by the Agent in its capacity as Transfer Agent of the Company, prepare and record Subscription Certificates in the names of the Record Date Shareholders, setting forth the number of Rights to be issued to the Record Date Shareholders, calculated on the basis of one Right for each whole share of Common Stock recorded on the books in the name of each such Shareholder as of the Record Date.  The number of Rights that are issued to Record Date Shareholders will be rounded down, by the Agent, to the nearest number of full Rights, as fractional Rights will not be issued.  Each Subscription Certificate shall be dated as of the Record Date and shall be executed manually or by facsimile signature of a duly authorized officer of the Agent.  Upon the written advice, signed as aforesaid, as to the effective date of the Registration Statement, the Agent shall promptly countersign and deliver the Subscription Certificates, together with a copy of the Prospectus Supplement, instruction letter and any other document as the Company deems necessary or appropriate, to all Record Date Shareholders with record addresses in the United States (including its territories and possessions and the District of Columbia).  Delivery shall be by first class mail (without registration or insurance), except for those Record Date Shareholders having a registered address outside the United States (who will only receive copies of the Prospectus Supplement, instruction letter and other documents as the Company deems necessary or appropriate, if any).  Delivery shall be by air mail (without registration or insurance) or by first class mail (without registration or insurance) to those Record Date Shareholders having APO or FPO addresses.  No Subscription Certificate shall be valid for any purpose unless executed as provided in this Section 3(B).

C.  The Agent shall not mail the Subscription Certificate, the Prospectus Supplement, instruction letter, special notice or any other subscription documents to Record Date

Shareholders whose record addresses are outside the United States (including its territories and possessions and the District of Columbia ) (“Foreign Record Date Shareholders”).  The Rights to which such Subscription Certificates relate will be held by the Agent for such Foreign Record Date Shareholders’ accounts until instructions are received to exercise, sell or transfer the Rights.

4.           Exercise.

A.  Each Record Date Shareholder may acquire shares of Common Stock pursuant to the Basic Subscription Privilege and the Over-Subscription Privilege by delivery to the Agent as specified in the Prospectus Supplement of (i) the Subscription Certificate with respect thereto, duly executed by such Shareholder in accordance with and as provided by the terms and conditions of the Subscription Certificate, together with (ii) the Subscription Price, as disclosed in the Prospectus Supplement, for each share of Common Stock subscribed for by such Shareholder by exercise of such Rights, in U.S. dollars by money order, check drawn on a bank in the United States or wire transfer of immediately available funds to an account maintained by the Agent, in each case payable to the order of Computershare.

B.  Rights may be exercised at any time after the date of issuance of the Subscription Certificates with respect thereto but no later than 5:00 P.M., Houston, Texas, time on such date as the Company shall designate to the Agent in writing (the “Expiration Date”).  For the purpose of determining the time of the exercise of any Rights, delivery of any material to the Agent shall be deemed to occur when such materials are received at the Shareholder Services Division of the Agent specified in the Prospectus Supplement.

C.  Notwithstanding the provisions of Section 4(A) and 4(B) regarding delivery of an executed Subscription Certificate to the Agent prior to 5:00 P.M., Houston, Texas, time on the Expiration Date, if prior to such time the Agent receives a Notice of Guaranteed Delivery by facsimile (telecopy) or otherwise from a bank, a trust company or a member firm of a registered national securities exchange guaranteeing delivery of (i) payment of the full Subscription Price for the shares of Common Stock subscribed for pursuant to the Basic Subscription Privilege and any additional shares of Common Stock subscribed for pursuant to the Over-Subscription Privilege, and (ii) a properly completed and executed Subscription Certificate, then such exercise of the Basic Subscription Privilege and, if applicable, the Over-Subscription Privilege shall be regarded as timely, subject, however, to receipt of the duly executed Subscription Certificate and full payment for the Common Stock by the Agent within three Business Days (as defined below) after the Expiration Date and full payment for their Common Stock within ten Business Days after the Confirmation Date (as defined in Section 4(D)).  For the purposes of this Agreement, “Business Day” shall mean any day that is not a Saturday, a Sunday or a day on which banks are generally closed in the State of Texas.

D.  As soon as practicable after the Expiration Date (the “Confirmation Date”), Computershare shall send to each exercising Shareholder (or, if shares of Common Stock on the Record Date are held by Cede & Co. or any other depository or nominee, to Cede & Co. or such other depository or nominee) a confirmation showing the number of shares of Common Stock acquired pursuant to the Basic Subscription Privilege, and, if applicable, the Over-Subscription Privilege, the per share and total purchase price for such shares, and any additional amount payable to the Company by such Shareholder or any excess to be refunded by the Company to such Shareholder in the form of a check and stub, along with a letter explaining the allocation of shares of Common Stock pursuant to the Over-Subscription Privilege.

E.  Any additional payment required from a Shareholder must be received by Computershare within ten Business Days after the Confirmation Date, and any excess payment to be refunded by the Company to a Shareholder will be mailed by Computershare within ten Business Days after the Confirmation Date.  If a Shareholder does not make timely payment of any additional amounts due in accordance with Section 4(D), Computershare will consult with the Company in accordance with Section 5 as to the appropriate action to be taken.  Computershare will not issue or deliver certificates or Statements of Holding for shares subscribed for until payment in full therefore has been received, including collection of checks and payment pursuant to notices of guaranteed delivery.

5.           Validity of Subscriptions.

Irregular subscriptions not otherwise covered by specific instructions herein shall be submitted to an appropriate officer of the Company and handled in accordance with his or her instructions.  Such instructions will be documented by the Agent indicating the instructing officer and the date thereof.

6.           Over-Subscription.

If, after allocation of shares of Common Stock to Record Date Shareholders pursuant to the Basic Subscription Privilege, there remain unexercised Rights, then the Agent shall allot the shares issuable upon exercise of such unexercised Rights (the “Remaining Shares”) to Record Date Shareholders who have exercised all the Rights initially issued to them and who wish to acquire more than the number of shares for which the Rights issued to them are exercisable, it being understood that the Standby Purchasers will be required to exercise their Basic Subscription Privilege pursuant to the Standby Purchase Agreement.  Shares subscribed for pursuant to the Over-Subscription Privilege will be allocated in the amounts of such over-subscriptions.  If the number of shares for which the Over-Subscription Privilege has been exercised is greater than the Remaining Shares, the Agent shall allocate the Remaining Shares to Record Date Shareholders exercising their Over-Subscription Privilege pro rata based on the number of shares of Common Stock owned by them on the Record Date.  The percentage of Remaining Shares each over-subscribing Record Date Shareholder may acquire will be rounded down to result in delivery of whole shares of Common Stock.  The Agent shall advise the Company immediately upon the completion of the allocation set forth above as to the total number of shares subscribed and distributable.

7.            Delivery of Shares.

The Agent will deliver (i) certificates or Statement of Holding reflecting new shares of Common Stock in the Direct Registration System, representing those shares of Common Stock purchased pursuant to the exercise of the Basic Subscription Privilege as soon as practicable after the corresponding Rights have been validly exercised and full payment for such shares has been received and cleared and (ii) certificates or Statements of Holding representing those shares purchased pursuant to the exercise of the Over-Subscription Privilege as soon as practicable after the Expiration Date and after all allocations have been effected.

8.           Holding Proceeds of Rights Offering.

A.  All proceeds received by Computershare from Shareholders in respect of the exercise of Rights shall be held by Computershare, on behalf of the Company, in a segregated account (the “Account”).  No interest shall accrue to the Company or Shareholders on funds held in the Account pending disbursement in the manner described in Section 4(E) above.

B.  Computershare shall deliver all proceeds received in respect of the exercise of Rights to the Company as promptly as practicable, but in no event later than ten Business Days after the Confirmation Date.

C.  The Company acknowledges that the bank accounts maintained by Computershare in connection with the services provided under this Agreement will be in its name and that Computershare may receive investment earnings in connection with the investment at Computershare’s risk and for its benefit of funds held in those accounts from time to time.

9.           Reports.

Daily, during the period commencing on the first Business Day immediately following the Record Date, until termination of the Subscription Period, the Agent will report by telephone, facsimile or electronic mail, confirmed by letter, to an officer of the Company, data regarding Rights exercised, the total number of shares of Common Stock subscribed for, and payments received therefore, bringing forward the figures from the previous day’s report in each case so as to show the cumulative totals and any such other information as may be mutually determined by the Company and the Agent.

10.         Loss or Mutilation.

If any Subscription Certificate is lost, stolen, mutilated or destroyed, the Agent may, on such terms which will indemnify and protect the Company and the Agent as the Agent may in its discretion impose (which shall, in the case of a mutilated Subscription Certificate include the surrender and cancellation thereof), issue a new Subscription Certificate of like denomination in substitution for the Subscription Certificate so lost, stolen, mutilated or destroyed.

11.         Compensation for Services.

The Company agrees to pay to the Agent compensation for its services hereunder in accordance with its Fee Schedule to act as Agent attached hereto as Exhibit A.  The Company further agrees that it will reimburse the Agent for its reasonable out-of-pocket expenses incurred in the performance of its duties as such.

12.         Instructions, Indemnification and Limitation of Liability.

The Agent undertakes the duties and obligations imposed by this Agreement upon the following terms and conditions:

A.  The Agent shall be entitled to rely upon any instructions or directions furnished to it by an appropriate officer of the Company, whether in conformity with the provisions of this Agreement or constituting a modification hereof or a supplement hereto.  Without limiting the generality of the foregoing or any other provision of this Agreement, the Agent, in connection with its duties hereunder, shall not be under any duty or obligation to inquire into the validity or invalidity or authority or lack thereof of any instruction or direction from an officer of the Company which conforms to the applicable requirements of this Agreement and which the Agent reasonably believes to be genuine and shall not be liable for any delays, errors or loss of data occurring by reason of circumstances beyond the Agent’s control.

B.  The Company will indemnify the Agent and its nominees against, and hold it harmless from, all liability and expense which may arise out of or in connection with the services described in this Agreement or the instructions or directions furnished to the Agent relating to this Agreement by an appropriate officer of the Company, except for any liability or expense which shall arise out of the gross negligence, bad faith or willful misconduct of the Agent or such nominees.

Promptly after the receipt by the Agent of notice of any demand or claim or the commencement of any action, suit, proceeding or investigation, the Agent shall, if a claim in respect thereof is to be made against the Company, notify the Company thereof in writing.  The Company shall be entitled to participate at its own expense in the defense of any such claim or proceeding, and, if it so elects at any time after receipt of such notice, it may assume the defense of any suit brought to enforce any such claim or of any other legal action or proceeding.  For the purposes of this Section 12, the term “expense or loss” means any amount paid or payable to satisfy any claim, demand, action, suit or proceeding settled with the express written consent of the Agent, and all reasonable costs and expenses, including, but not limited to, reasonable counsel fees and disbursements, paid or incurred in investigating or defending against any such claim, demand, action, suit, proceeding or investigation.

C.  The Agent shall be responsible for and shall indemnify and hold the Company harmless from and against any and all losses, damages, costs, charges, counsel fees, payments, expenses and liability arising out of or attributable to Agent’s refusal or failure to comply with the terms of this Agreement, or which arise out of Agent’s gross negligence or willful misconduct or which arise out of the breach of any representation or warranty of Agent hereunder, for which  Agent is not entitled to indemnification under this Agreement; provided, however, that Agent’s aggregate liability during any term of this Agreement with respect to, arising from, or arising in connection  with  this  Agreement, or from all services provided or omitted to be provided under this Agreement, whether in contract, or in tort, or otherwise, is limited to, and shall not exceed, the amounts paid hereunder by the Company to Agent as fees and charges, but not including reimbursable expenses, during the twelve (12) calendar months immediately preceding the event for which recovery from the Agent is being sought.

13.         Changes in Subscription Certificate.

The Agent may, without the consent or concurrence of the Shareholders in whose names Subscription Certificates are registered, by supplemental agreement or otherwise, concur with the  Company in making any changes or corrections in a Subscription Certificate that it shall have been advised by counsel (who may be counsel for the Company) is appropriate to cure any ambiguity or to correct any defective or inconsistent provision or clerical omission or mistake or manifest error therein or herein contained, and which shall not be inconsistent with the provision of the Subscription Certificate except insofar as any such change may confer additional rights upon the Shareholders.

14.         Assignment/Delegation.

A.  Except as provided in Section 14(B) below, neither this Agreement nor any rights or obligations hereunder may be assigned or delegated by either party without the written consent of the other party.

B.  The Agent may, without further consent on the part of the Company, subcontract with other subcontractors for systems, processing, telephone and mailing services, and post-exchange activities, as may be required from time to time; provided, however, that the Agent shall be as fully responsible to the Company for the acts and omissions of any subcontractor as it is for its own acts and omissions.

C.  Except as explicitly stated elsewhere in this Agreement, nothing under this Agreement shall be construed to give any rights or benefits in this Agreement to anyone other than the Agent and the Company and the duties and responsibilities undertaken pursuant to this Agreement shall be for the sole and exclusive benefit of the Agent and the Company.

15.         Governing Law.

The validity, interpretation and performance of this Agreement shall be governed by the law of the Commonwealth of Massachusetts and shall inure to the benefit of and the obligations created hereby shall be binding upon the successors and permitted assigns of the parties hereto.

16.         Third Party Beneficiaries.

This Agreement does not constitute an agreement for a partnership or joint venture between the Agent and the Company.  Neither party shall make any commitments with third parties that are binding on the other party without the other party’s prior written consent.

17.         Force Majeure.

In the event either party is unable to perform its obligations under the terms of this Agreement because of acts of God, strikes, terrorist acts, equipment or transmission failure or damage reasonably beyond its control, or other cause reasonably beyond its control, such party shall not be liable for damages to the other for any damages resulting from such failure to perform or otherwise from such causes.  Performance under this Agreement shall resume when the affected party or parties are able to perform substantially that party’s duties.

18.         Consequential Damages.

Neither party to this Agreement shall be liable to the other party for any consequential, indirect, special or incidental damages under any provisions of this Agreement or for any consequential, indirect, penal, special or incidental damages arising out of any act or failure to act hereunder even if that party has been advised of or has foreseen the possibility of such damages.

19.         Severability.

If any provision of this Agreement shall be held invalid, unlawful, or unenforceable, the validity, legality, and enforceability of the remaining provisions shall not in any way be affected or impaired.

20.         Counterparts.

This Agreement may be executed in one or more counterparts, each of which shall be deemed an original and all of which together shall be considered one and the same agreement.

21.         Captions.

The captions and descriptive headings herein are for the convenience of the parties only.  They do not in any way modify, amplify, alter or give full notice of the provisions hereof.

22.         Confidentiality.

The Agent and the Company agree that all books, records, information and data pertaining to the business of the other party which are exchanged or received pursuant to the negotiation or the carrying out of this Agreement including the fees for services set forth in the attached schedule shall remain confidential, and shall not be voluntarily disclosed to any other person, except as may be required by law.

23.         Term and Termination.

This Agreement shall remain in effect until the earlier of (a) thirty (30) days after the Expiration Date; (b) it is terminated by either party upon a material breach of this Agreement which remains uncured for 30 days after written notice of such breach has been provided; or (c) 30 days’ written notice has been provided by either party to the other.

24.         Notices.

Until further notice in writing by either party hereto to the other party, all written reports, notices and other communications between the Exchange Agent and the Company required or permitted hereunder shall be delivered or mailed by first class mail, postage prepaid, telecopy or overnight courier guaranteeing next day delivery, addressed as follows:

If to the Company, to:

Particle Drilling Technologies, Inc.

5611 Baird Court

Houston, Texas  77041

Attention: J. Chris Boswell

If to the Agent, to:

Computershare Trust Company, N.A.

C/o Computershare, Inc.

350 Indiana Street, Suite 800

Golden, CO  80401

25.         Survival.

The provisions of Paragraphs 12, 15, 17-19, 22, and 24-26 shall survive any termination, for any reason, of this Agreement.

26.         Merger of Agreement.

This Agreement constitutes the entire agreement between the parties hereto and supersedes any prior agreement with respect to the subject matter hereof whether oral or written.

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers, hereunto duly authorized, as of the day and year first above written.

Computershare, Inc., and

Computershare Trust Company, N.A.

On Behalf of Both Entities

By:	/s/ Kellie Gwinn
Name:	Kellie Gwinn
Title:	Vice President
Date:	March 7, 2008

Particle Drilling Technologies, Inc.

By:	/s/ J. Chris Boswell
Name:	J. Chris Boswell
Title:	Chief Financial Officer
Date:	March 7, 2008